Hanwha SolarOne Reports Third Quarter
2011 Results

SHANGHAI,  November 22, 2011  -- Hanwha SolarOne Co., Ltd. ("SolarOne" or the "Company") (Nasdaq: HSOL), a vertically integrated manufacturer of silicon ingots, wafers and photovoltaic (“PV”) cells and modules in China, today reported  its unaudited financial results for the quarter ended September 30, 2011.  The Company will host a conference call to discuss the results at 8:00 am Eastern Time (9:00 pm Shanghai Time) on November 22, 2011.  A slide presentation with details of the results will also be available on the Company’s website prior to the call.

THIRD QUARTER 2011 HIGHLIGHTS

•	Total net revenues were RMB 1,437.3 million (US$225.4 million), a decrease of 20.1% from 2Q11 and a decrease of 34.4% from 3Q10.
•	PV module shipments, including module processing services, were 200.9 MW, a decrease of 2.5% from 205.9 MW in 2Q11 and a decrease of 10.3% from 3Q10.
•	Average selling price (“ASP”), excluding module processing services, decreased to RMB7.86 per watt (US$1.23) from RMB10.09 per watt in 2Q11.
•	The Company recorded a non-cash inventory write-down of RMB194.9 million (US$30.6 million) as a result of a lower of cost or market (LCM) assessment and a regular provision for obsolescence.
•
Gross loss was RMB155.2 million (US$24.3 million), compared with gross profit of RMB162.9 million in 2Q11 and RMB526.7 million in 3Q10.  Gross loss in 3Q11 included the effect of the non-cash inventory write-down of RMB 194.9 million (US$30.6 million).

•
Gross margin was negative 10.8%, compared with positive 9.1% in 2Q11, primarily due to a combination of the steep decline in ASP and the significant negative effect of the inventory write-down, which caused a 13.6% decline in gross margin in 3Q11. Gross margin was 24.0% in 3Q10.

•
Operating loss was RMB327.8 million (US$51.4 million), compared with an operating loss of RMB25.7 million in 2Q11 and an operating profit of RMB398.7 million in 3Q10. The sequential decrease in operating profit was primarily due to the gross loss and continued investment in sales and marketing.

•	Operating margin was negative 22.8% in 3Q11, compared with negative 1.4% in 2Q11 and positive 18.2% in 3Q10.
•
Net loss attributable to shareholders on a non-GAAP basis 1 was RMB295.7 million (US$46.4 million), compared with net loss attributable to shareholders on a non-GAAP basis of RMB64.9 million in 2Q11 and net income attributable to shareholders on a non-GAAP basis of RMB273.7 million in 3Q10.

•
Net loss per basic ADS on a non-GAAP basis1 was RMB3.51 (US$0.55), compared with net loss per basic ADS on a non-GAAP basis of RMB0.77 in 2Q11 and net income per basic ADS on a non-GAAP basis of RMB4.62 in 3Q10.

•
Net loss attributable to shareholders on a GAAP basis was RMB177.6million (US$27.9 million), compared with net loss attributable to shareholders on a GAAP basis of RMB69.0 million and RMB25.2 million in 2Q11 and 3Q10, respectively.

•	Net loss per basic ADS on a GAAP basis was RMB2.11 (US$0.33), compared with net loss per basic ADS on a GAAP basis of RMB0.82 in 2Q11 and RMB0.43 in 3Q10.
•	Annualized Return on Equity (“ROE”) on a non-GAAP basis1 was negative 24.6% in 3Q11, compared with negative 5.2% in 2Q11 and positive 35.3% in 3Q10.
•	Annualized ROE on a GAAP basis was negative 13.6% in 3Q11, compared with negative 5.2% in 2Q11 and negative 2.9% in 3Q10.

1   All non-GAAP numbers used in this press release exclude the accounting impact from applying ASC 815-40, which relates to the accounting treatment for the convertible bonds, the incremental tax expenses recognized in connection to the uncertain tax position of the Company’s subsidiary, and also the severance payment to the previous executives and its tax effect.   Please refer to the attached financial statements for the reconciliation between the GAAP and non-GAAP financial results. Non-GAAP financial results for prior quarters have been adjusted for comparability with the current quarter.

Mr. Ki-Joon HONG, Chairman and CEO of Hanwha SolarOne, commented, "Overall industry conditions remained quite challenging throughout the third quarter and this is reflected in our most recent results. We did not experience the pick- up in German demand to the extent that we had anticipated and this impacted our ability to expand shipment volumes. Overcapacity, which continues to exist, coupled with soft demand, led to further pricing pressures. We did achieve meaningful reductions in our in-house production costs while we continued to broaden our market globally and make the investments in technology, systems and management that are necessary for our future success. We believe we have also obtained the necessary funding primarily through bank borrowings to support us through this downturn. We believe industry dynamics will remain challenging into early next year, but we will not waver from our long-term commitment to becoming a leading global player.

THIRD QUARTER 2011 RESULTS

Total net revenues were RMB1,437.3 million (US$225.4 million), a decrease of 20.1% from RMB1,797.8 million in 2Q11 and a decrease of 34.4% from RMB 2,190.5 million in 3Q10. The decrease compared with 2Q11 was primarily due to lower shipments and lower ASP.

Revenue contribution from PV module processing services as a percentage of total net revenues was 7.2%, compared with 6.7% in 2Q11 and 6.9% in 3Q10.

PV module shipments, including module processing services, were 200.9 MW, representing a decrease of 2.5% from 205.9 MW in 2Q11 and a decrease of 10.3% from 223.9 MW in 3Q10. The decrease was due primarily to softer than anticipated demand in Europe, and the negative impact of tight credit on solar project development globally.

Germany was the Company’s largest market in 3Q11 and accounted for 45% of net revenues. This was a sizeable increase from 21% in 2Q11, though shipments to Germany fell below the Company’s expectations due to a smaller than expected growth in demand prior to the Feed-In-Tariff (“FIT”) reductions, which will be effective in January 2012. The US market was the Company’s second largest market. accounting for 13% of net revenues in 3Q11, followed by Belgium and the Netherlands at 9% each. China improved from 4% in 2Q11 to 7% in 3Q11 as a result of higher demand triggered by new government incentives. Other notable new markets were India and Korea, with 5% and 2% of net revenues in 3Q11, respectively. Australia remained a consistently active market, accounting for 6% of net revenues in 3Q11.

Module revenue by shipping destination 2Q 11	Module revenue by shipping destination 3Q 11

ASP, excluding module processing services, decreased to RMB7.86 per watt (US$1.23) from RMB10.09 per watt in 2Q11, as a result of industry overcapacity and soft demand, and FIT reductions in Germany and Italy.

The Company reported a gross loss of RMB155.2 million (US$24.3 million) compared with gross profit of RMB162.9 million in 2Q11 and RMB526.7 million in 3Q10.

The Company recorded a non-cash inventory write down of RMB 194.9 million (US$30.6 million) as a result of a lower of cost or market (LCM) assessment of RMB 161.3 million and a regular provision for obsolescence of RMB 33.6 million.

Gross margin was negative 10.8% compared with positive 9.1% in 2Q11, primarily due to the negative effect of the inventory write-down and because the decline in ASP outpaced the reductions in the Company’s blended COGS. Gross margin in 3Q10 was 24.0%. The non-cash inventory write-down caused a 13.6% decline in the Company’s gross margin in 3Q11.

The blended COGS per watt, excluding module processing services, was US$1.35, representing a 5.6% decrease from US$1.43 in 2Q11. The blended COGS takes into account the production cost (including both silicon and non-silicon costs) using internally sourced wafers, purchase costs and additional processing costs of externally sourced wafers and cells, as well as freight costs. The blended COGS also included US$0.15 per watt from the inventory write-down.

The production cost (including both silicon and non-silicon costs) using internal wafers was US$1.13 per watt, representing a 14.4% decrease from US$1.32 per watt in 2Q11.  The decrease was primarily due to a decrease in the price of polysilicon and progress on a number of cost-reduction initiatives. The average cost of polysilicon used in production decreased to US$56.5/kg in 3Q11 from US$74.0/kg in 2Q11. The Company expects the price of polysilicon to decline further in 4Q11.

In order to facilitate the comparison of Hanwha SolarOne with its peers, as of the third quarter 2011, the Company has made several reclassifications, which have been accounted for retroactively.  The Company has:

1)	Reclassified shipping and handling costs, which were previously recorded as COGS, as sales and marketing expenses; and

2)	Reclassified the sale of scrap materials directly associated with the processing of production materials, which were previously reported as other income, as revenue.

In 3Q11, the reclassification included shipping and handling costs of RMB 16.3 million (US$2.6 million) and sales of scrap materials of RMB 3.6 million (US$0.6 million). All comparative numbers in previous periods were retrospectively adjusted accordingly.

Operating expenses as a percentage of total net revenues were 12.0% in 3Q11, compared with 10.5% in 2Q11 and 5.8% in 3Q10. The higher operating expenses in 3Q11 compared with 2Q11 and 3Q10 were primarily due to increased spending on marketing and sales. Interest expense was RMB47.2 million (US$7.4 million) in 3Q11, compared with RMB40.3 million in 2Q11 and RMB39.9 million in 3Q10.

The Company recorded an operating loss of RMB327.8 million (US$51.4 million), compared with an operating loss of RMB25.7million in 2Q11 and an operating profit of RMB398.7 million in 3Q10.

The net gain of a foreign exchange loss and a gain on the change in fair value of derivatives was RMB0.4 million (US$0.1 million), compared with a net loss from a foreign exchange gain and a loss on the change in fair value of derivatives of RMB38.2 million in 2Q11.

Gain from the change in fair value of the conversion feature of the Company's convertible bonds was RMB131.4 million (US$20.6 million), compared with a gain of RMB51.9 million in 2Q11 and a loss of RMB279.2 million in 3Q10. The fluctuations resulting from applying ASC 815-40 were primarily due to changes in the Company's ADS price during the quarter. This line item has fluctuated, and is expected to continue to fluctuate quarter-to-quarter. The Company has no direct control over the fluctuations.

Net loss attributable to shareholders on a non-GAAP basis1 was RMB295.7 million (US$46.4 million), compared with a net loss attributable to shareholders on a non-GAAP basis of RMB64.9 million in 2Q11 and net income attributable to shareholders on a non-GAAP basis of RMB273.7 million in 3Q10.

Net loss per basic ADS on a non-GAAP basis1 was RMB3.51 (US$0.55). The Company recorded a net loss per basic ADS on a non-GAAP basis of RMB0.77 in 2Q11 and net income per basic ADS on a non-GAAP basis of RMB4.62 in 3Q10.

Net loss attributable to shareholders on a GAAP basis was RMB177.6 million (US$27.9 million), compared with net loss attributable to shareholders on a GAAP basis of RMB69.0 million in 2Q11 and RMB 25.2 million in 3Q10.

Net loss per basic ADS on a GAAP basis was RMB2.11 (US$0.33), compared with net loss per basic ADS on a GAAP basis of RMB0.82 in 2Q11 and RMB0.43 for 3Q10.

Annualized ROE on a non-GAAP basis1 was negative 24.6% in 3Q11, compared with negative 5.2% in 2Q11 and positive 35.3 % in 3Q10.

Annualized ROE on a GAAP basis was negative 13.6% in 3Q11, compared with negative 5.2% in 2Q11 and negative 2.9% in 3Q10.

FINANCIAL POSITION

As of September 30, 2011, the Company had cash and cash equivalents of RMB1,835.2 million (US$287.7 million) and  net working capital of RMB1,778.2 million (US$278.8 million), compared with cash and cash equivalents of RMB1,485.7 million and net working capital of RMB1,850.0 million as of June 30, 2011.  Total short-term bank borrowings and the current portion of long-term bank borrowings was RMB1,683.7 million (US$264.0 million), compared with RMB1,093.6 million as of June 30, 2011. The increase was because the Company drew down some of its bank credit facilities to finance its working capital needs.

As of September 30, 2011, the Company had total long-term debt of RMB1,925.7 million (US$301.9 million), which was comprised of both the non-current portion of long-term bank borrowings and convertible bonds. The Company's long-term bank borrowings are to be repaid in installments until their maturities in 2012 through 2016. Holders of the convertible bonds, which have a final maturity in 2018, have an option to require the Company to redeem the bonds on January 15, 2015.

Net cash used in operating activities in 3Q11 was RMB344.0 million (US$53.9 million), compared with net cash generated from operating activities of RMB490.4 million in 2Q11. Net cash used in operating activities in 3Q10 was RMB194.0 million.

As of September 30, 2011, accounts receivable were RMB1,252.5  million (US$196.4  million) compared with RMB1,300.8 million as of June 30, 2011.  Days sales outstanding increased to 80 days in 3Q11 from 76 days in 2Q11 and 46 days in 3Q10.

As of September 30, 2011, inventories increased to RMB1,185.3 million (US$185.8 million) from RMB885.0 million as of June 30, 2011. Days inventory was 59 days in 3Q11 compared with 51 days in 2Q11 and 35 days in 3Q10.

Capital expenditures were RMB943.9 million (US$148.0 million) in 3Q11 which was used to complete the Company’s existing capital expenditure programs.

CAPACITY EXPANSION

The Company's estimated annual production capacities by the end of 2011 are expected to be as follows: 800 MW in ingots and wafers; 1.3 GW in cells; and 1.5 GW in modules.

OTHER DEVELOPMENTS

Share Repurchases

In October 2011, the Company repurchased and cancelled 5,005,536 ADSs and the ordinary shares represented by such ADSs, which were issued pursuant to the Share Issuance and Repurchase Agreement dated January 23, 2008 to facilitate the Company’s convertible bond offering in January 2008, from Morgan Stanley & Co. International PLC. The Company also repurchased and cancelled 25,017,671 ordinary shares, which were issued pursuant to the Share Issuance and Repurchase Agreement dated September 16, 2010, from Hanwha Solar Holdings Co., Ltd.. These ADSs and ordinary shares were repurchased at par value of US$0.0005 per ADS and US$0.0001 per ordinary share, respectively.

Change in Board Members

In October 2011, the Company’s board of directors appointed Mr. Hee Cheul Kim as a director of the Company and Mr. Wook Jin Yoon resigned from the Company’s board of directors. Mr. Kim is the senior vice president and head of Strategy, M&A, New Business in Management & Planning H.Q, of Hanwha Group. Prior to his current position, Mr. Kim served as the managing director of Hanwha Business Development Center from July 2010 to February 2011, the chief executive officer of Azdel Inc. in the United States from November 2007 to June 2010, the chief executive officer of Hanwha L&C Alabama in the United States from November 2007 to December 2008 and the vice president and head of Automotive & Industrial Business Division of Hanwha L&C from January 2006 to October 2007. Prior to that, Mr. Kim held various positions at Hanwha Chemical Corporation and Hanwha Group. Mr. Kim received his bachelor’s and master’s degrees in Chemical Engineering from Seoul National University in South Korea.

BUSINESS OUTLOOK

The Company provides the following guidance based on current operating trends and market conditions.

For the full year 2011, the Company expects:

•	Module shipments to be approximately 815 – 835 MW, which has been reduced from the Company’s previous guidance of 1 GW.

•	Capital expenditures to be approximately US$400 million.

CONFERENCE CALL

The Company will host a conference call to discuss the third quarter 2011 results at 8:00 AM Eastern Standard Time (9:00 PM Shanghai Time) on November 22, 2011.

Mr. Ki-Joon HONG, Chairman and CEO and, Mr. Jung Pyo SEO, Chief Financial Officer, Mr. Sungsoo LEE, Chief Strategy Officer and Mr. Paul Combs, Vice President of Investor Relations, will discuss the results and take questions following the prepared remarks.

The dial-in details for the live conference call are as follows:

•	U.S. Toll Free Number:	+1 866 519 4004

•	International dial-in number:	+ 656 723 9381

•	China Toll Free Number:	800 819 0121 400 620 8038

Passcode: HSOL

A live webcast of the conference call will be available on the investor relations section of the Company's website at: http://www.hanwha-solarone.com. A replay of the webcast will be available for one month.

A telephone replay of the call will be available for seven days after the conclusion of the conference call. The dial-in details for the replay are as follows:

•	U.S. Toll Free Number:	+1 866 214 5335
•	International dial-in number:	+61 2 8235 5000

Passcode: 24152153

FOREIGN CURRENCY CONVERSION

The conversion in this release of Renminbi into U.S. dollars is made solely for the convenience of the reader, and is based on the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board as of September 30, 2011, which was RMB 6.3780 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on September 30, 2011 or at any other date.  The percentages stated in this press release are calculated based on Renminbi amounts.

USE OF NON-GAAP FINANCIAL MEASURES

The Company has included in this press release certain non-GAAP financial measures, including certain line items presented on the basis that the accounting impact of ASC 815-40, ASC 740-10-25 and ASC 712-10-25 had not been recorded.  Prior quarter non-GAAP financial measures were adjusted to include the accounting impact of ASC 740-10-25 to ensure comparability of current quarter non-GAAP financial measures. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of the Company and when planning and forecasting future periods. Readers are cautioned not to view non-GAAP financial measures on a stand-alone basis or as a substitute for GAAP measures, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP measures with non-GAAP measures also included herein.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements.  These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include 4Q and full-year 2011 estimates for PV product shipments, capital expenditures and production capacities. Forward-looking statements involve inherent risks and uncertainties and actual results may differ materially from such estimates depending on future events and other changes in business climate and market conditions.  Hanwha SolarOne disclaims any obligation to update or correct any forward-looking statements.

About Hanwha SolarOne

Hanwha SolarOne Co., Ltd. (NASDAQ: HSOL) is a leading manufacturer of solar PV cells and modules in China, focusing on delivering high quality and reliable products at competitive prices.  The Company produces its monocrystalline and polycrystalline products at its internationally certified, vertically-integrated manufacturing facilities. Hanwha SolarOne partners with third-party distributors, OEM manufacturers, and system integrators to sell its modules into large-scale utility, commercial and governmental, and residential/small commercial markets. Hanwha SolarOne maintains a strong global presence with local staff throughout Europe, North America, and Asia.  Hanwha SolarOne embraces environmental responsibility and sustainability by taking an active role in the photovoltaic cycle voluntary recycling program.

For further information, please contact:

    Hanwha SolarOne Co., Ltd.

           Investor Contact:
              Paul Combs
              V.P. Investor Relations
              Building 1, 18th Floor
1199 Minsheng Road, Shanghai, PRC 200135
              P. R. China
              Tel:  86 21 3852 1533 / Mobile:  86 138 1612 2768
              E-mail: paul.combs@hanwha-solarone.com

    Christensen

              Kathy Li
              Tel:  +1 480 614 3036
              E-mail:  kli@ChristensenIR.com

              Tip Fleming
              Tel:  +85 2 9212 0684
              E-mail:  tfleming@ChristensenIR.com

Hanwha SolarOne Co., Ltd.
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")

	December 31	June 30	September 31	September 31
	2010	2011	2011	2011
	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB'000	RMB'000	RMB'000	USD'000
ASSETS
Current assets
Cash and cash equivalents	1,630,777	1,485,677	1,835,160	287,733
Restricted cash	100,490	175,468	220,238	34,531
Derivative contracts	7,489	-	17,374	2,724
Accounts receivable, net	1,282,807	1,300,806	1,252,454	196,371
Notes receivable	10,000	49,301	71,348	11,187
Inventories, net	790,773	884,950	1,185,337	185,848
Advance to suppliers, net	764,063	654,457	755,882	118,514
Other current assets	255,432	331,916	335,650	52,625
Deferred tax assets - net	91,611	107,480	147,659	23,151
Amount due from related parties	27,819	87,629	96,784	15,175

Total current assets	4,961,261	5,077,684	5,917,886	927,859

Non-current assets
Fixed assets – net	2,084,027	3,640,475	4,391,411	688,525
Intangible assets – net	205,763	203,576	337,202	52,870
Goodwill	134,735	134,735	134,735	21,124
Deferred tax assets - net	16,759	19,617	20,931	3,282
Long-term deferred expenses	27,273	23,642	32,162	5,043
Amount due from related parites	15,000	5,000	-	-
Long-term prepayment	394,282	451,208	441,020	69,147

Total non-current assets	2,877,839	4,478,253	5,357,461	839,991

TOTAL ASSETS	7,839,100	9,555,937	11,275,347	1,767,850

LIABILITIES
Current liabilities
Derivative contracts	8,047	50,882	50,107	7,856
Short-term bank borrowings	318,919	888,634	1,605,211	251,679
Long-term bank borrowings, current portion	215,000	205,000	78,471	12,303
Accounts payable	478,129	1,053,507	1,144,922	179,511
Notes payable	181,265	370,046	617,326	96,790
Accrued expenses and other liabilities	404,826	374,707	361,295	56,647
Customer deposits	33,538	46,432	58,916	9,237
Unrecognized tax benefit	143,473	178,589	169,817	26,626
Amount due to related parties	13,183	59,869	53,662	8,414

Total current liabilities	1,796,380	3,227,666	4,139,727	649,063

Non-current liabilities
Long-term bank borrowings	135,000	372,694	1,419,991	222,639
Convertible bonds	687,435	623,158	505,694	79,287
Long term payable	-	-	50,000	7,839
Deferred tax liabilities	25,977	25,682	25,535	4,004

Total non-current liabilities	848,412	1,021,534	2,001,220	313,769

TOTAL LIABILITIES	2,644,792	4,249,200	6,140,947	962,832

Redeemable ordinary shares	55	55	55	9

EQUITY
Shareholders’ equity
Ordinary shares	314	314	315	49
Additional paid-in capital	3,956,953	3,988,912	3,994,209	626,248
Statutory reserves	170,000	207,691	190,484	29,866
Retained earnings	1,066,986	1,109,765	949,337	148,846

Total shareholders’ equity	5,194,253	5,306,682	5,134,345	805,009

TOTAL EQUITY	5,194,253	5,306,737	5,134,400	805,018

TOTAL LIABILITIES, REDEEMABLE ORDINARY SHARES AND SHAREHOLDERS’ EQUITY	7,839,100	9,555,937	11,275,347	1,767,850

Hanwha SolarOne Co., Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"), except for number of shares (ADS) and per share (ADS) data

	September 30	June 30	September 30	September 30
	2010	2011	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB'000	RMB$'000	US$'000

Net revenues	2,190,532	1,797,760	1,437,306	225,354

Cost of revenues	(1,663,810)	(1,634,899)	(1,592,546)	(249,694)

Gross profit	526,722	162,861	(155,240)	(24,340)

Operating expenses
Selling expenses	(69,778)	(55,340)	(76,614)	(12,012)
G&A expenses	(53,550)	(113,396)	(78,167)	(12,256)
R&D expenses	(4,672)	(19,804)	(17,741)	(2,781)

Total operating expenses	(128,000)	(188,540)	(172,522)	(27,049)

Operating profit	398,722	(25,679)	(327,762)	(51,389)

Interest expenses	(39,870)	(40,282)	(47,236)	(7,406)
Interest income	1,962	2,619	1,878	294
Exchange gain (loss)	76,220	3,147	(18,739)	(2,938)
Gain (loss) on change in fair value of derivative	(108,042)	(41,374)	19,169	3,005
Gain (loss) on change in conversion feature fair value of convertible bond
Other income	1,806	283	2,360	370
Other expenses	(1,291)	(3,468)	(4,174)	(654)

Net income before income tax	50,279	(52,894)	(243,059)	(38,109)

Income tax expenses	(75,525)	(16,060)	65,424	10,258

Net income	(25,246)	(68,954)	(177,635)	(27,851)

Net income attributable
to shareholders	(25,246)	(68,954)	(177,635)	(27,851)

Net income per share
Basic	(0.09)	(0.16)	(0.42)	(0.07)
Diluted	(0.09)	(0.16)	(0.42)	(0.07)

Shares used in computation
Basic	296,202,329	419,536,540	420,655,036	420,655,036
Diluted	296,202,329	419,536,540	420,655,036	420,655,036

Net income per ADS
Basic	(0.43)	(0.82)	(2.11)	(0.33)
Diluted	(0.43)	(0.82)	(2.11)	(0.33)

ADSs used in computation
Basic	59,240,466	83,907,308	84,131,007	84,131,007
Diluted	59,240,466	83,907,308	84,131,007	84,131,007

Hanwha SolarOne Co., Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")

	September 30, 2010	June 30, 2011	September 30, 2011	September 30, 2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB'000	RMB'000	RMB'000	US$'000

Cash flow from operating activities
Net income	(25,246)	(68,954)	(177,635)	(27,851)

Adjustments to reconcile net income (loss) to net cash
provided (used) in operating activities:
Unrealised (gain)/loss from derivative contracts	134,483	24,716	(18,149)	(2,846)
Amortization of convertible bonds discount	14,475	16,874	13,981	2,192
Changes in fair value of conversion feature of convertible bonds	279,228	(51,860)	(131,445)	(20,609)
Loss from disposal of fixed assets	133	3	1,037	163
Depreciation and amortization	48,064	54,362	59,351	9,306
Amortization of long-term deferred expenses	1,802	1,936	1,648	258
Reversal of doubtful debt of advance to suppliers	(46)	-	(7)	(1)
Provision for doubtful debt of accounts receivable	-	1,462	316	50
Write down of inventories	41,498	44,474	194,850	30,550
Stock compensation expense	10,586	25,321	5,298	831
Warranty provision	21,705	20,895	15,718	2,464
Warranty reversal	-	(8,038)	(6,822)	(1,070)
Deferred tax benefit	(15,939)	(14,315)	(41,640)	(6,529)
Unrecognized tax benefit	-	5,004	(8,772)	(1,375)
Changes in operating assets and liabilities
Restricted cash	37,044	14,120	(36,643)	(5,745)
Inventory	(139,479)	61,285	(495,237)	(77,648)
Account and notes receivables	(460,992)	370,469	25,989	4,075
Advances to suppliers	(310,268)	170,767	(101,418)	(15,901)
Other current assets	(10,947)	(41,940)	(47,794)	(7,494)
Long-term prepayment	18,198	18,580	10,188	1,597
Amount due from related parties	96,219	(65,282)	(4,155)	(652)
Accounts and notes payable	42,067	(94,954)	376,076	58,965
Accrued expenses and other liabilities	64,461	(26,306)	(35,016)	(5,489)
Customer deposits	4,755	(3,897)	12,484	1,957
Amount due to related parties	(45,811)	35,686	(6,207)	(973)
Long-term payable	-	-	50,000	7,839

Net cash provided (used) in operating activities	(194,010)	490,408	(344,004)	(53,936)

Cash flows from investing activities
Acquisition of fixed assets	(103,397)	(664,873)	(847,612)	(132,896)
Change of restricted cash	(440)	(36,952)	(8,127)	(1,275)
Acquisition of intangible assets	-	(46,600)	(88,119)	(13,816)

Net cash provided (used) in investing activities	(103,837)	(748,425)	(943,858)	(147,987)

Cash flows from financing activities
Proceeds from share lending	21	-	-	-
Proceeds from exercise of stock option	4,263	188	-	-
Proceeds from issuance of ordinary shares	510,330	-	-	-
Proceeds from short-term bank borrowings	460,713	477,646	1,132,522	177,567
Proceeds from long-term bank borrowings	-	327,694	1,150,768	180,428
Payment of short term bank borrowings	(243,688)	(366,226)	(415,945)	(65,216)
Payment for long term bank borrowings	(22,500)	(50,000)	(230,000)	(36,061)
	-
Net cash provided (used) by financing activities	709,139	389,302	1,637,345	256,718
	-
Net increase (decrease) in cash and cash equivalents	411,292	131,285	349,483	54,795

Cash and cash equivalents at the beginning of period	885,442	1,354,392	1,485,677	232,938

Cash and cash equivalents at the end of period	1,296,734	1,485,677	1,835,160	287,733

Supplemental disclosure of cash flow information:
Interest paid	31,438	10,857	40,408	6,336
Income tax paid	41,589	85,490	12,227	1,917
Realized gain/(loss) from derivative contracts	26,443	(16,657)	1,019	160
Supplemental schedule of non-cash activities:
Acquisition of fixed assets included in accounts payable, accrued expenses and other liabilities	9,694	254,026	(37,381)	(5,861)

	September 30, 2010	June 30, 2011	September 30, 2011	September 30, 2011
	(RMB million)	(RMB million)	(RMB million)	(US$ million)

Non-GAAP net income/(loss)	273.7	(64.9)	(295.7)	(46.4)

Fair value changes of the conversion features of the Convertible bonds	(279.2)	51.9	131.4	20.6

Accretion of interest of the Convertible bonds	(19.7)	(22.5)	(22.2)	(3.5)

Unrecognized tax benefit	-	(5.0)	8.9	1.4

Severance fee to previous senior management	-	(32.6)	-	-

Tax impact of severance fee to previous senior management	-	4.1	-	-

GAAP net income/(loss)	(25.2)	(69.0)	(177.6)	(27.9)

	September 30, 2010	June 30, 2011	September 30, 2011	September 30, 2011
	(RMB)	(RMB)

Non GAAP net income per ADS - Basic	4.62	(0.77)	(3.51)	(0.55)

Fair value changes of the conversion features of the Convertible bonds	(4.71)	0.62	1.56	0.24

Accretion of interest of the Convertible bonds	(0.33)	(0.27)	(0.26)	(0.04)

Unrecognized tax benefit	-	(0.06)	0.10	0.02

Severance fee to previous senior management	-	(0.39)	-	-

Tax impact of severance fee to previous senior management	-	0.05	-	-

Net profit contributed to shareholders per ADS - Basic	(0.43)	(0.82)	(2.11)	(0.33)

ADS (Basic)	59,240,466	83,907,308	84,131,007	84,131,007

	For thee months ended			Annualized for	Annualized for	Annualized for
	September 30, 2010	June 30, 2011	September 30, 2011	Q3 2010	Q2 2011	Q3 2011

Non-GAAP Return on Equity	8.82%	-1.31%	-6.15%	35.28%	-5.24%	-24.60%

Fair value changes of the conversion features of the Convertible bonds	-8.98%	1.07%	3.00%	-35.90%	4.28%	12.01%

Accretion of interest of the Convertible bonds	-0.56%	-0.43%	-0.42%	-2.26%	-1.69%	-1.69%

Unrecognized tax benefit	-	-0.09%	0.17%	-	-0.37%	0.68%

Severance fee to previous senior management	-	-0.61%	-	-	-2.45%	-

Tax impact of severance fee to previous senior management	-	0.08%	-	-	0.31%	-

GAAP Return on equity	-0.72%	-1.29%	-3.40%	-2.88%	-5.16%	-13.60%